Filed Pursuant to Rule 433

Registration No. 333-173636

April 29, 2013

Final Term Sheet

Depositary Shares Each Representing a 1/1,000th Interest

in a Share of Series H Non-Cumulative Perpetual Preferred Stock

Issuer:	U.S. Bancorp

Security:	Depositary shares, each representing 1/1,000th interest in a Share of Series H Non-Cumulative Perpetual Preferred Stock

Size:	20,000,000 depositary shares

Over-Allotment Option:	1,000,000 depositary shares

Maturity:	Perpetual

Expected Ratings*:	Baa1 / BBB+ / BBB / A (Moody’s / S&P / Fitch / DBRS)

Liquidation Preference:	$25,000 per share (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.15% from the date of issuance

Dividend Payment Date:	15th day of January, April, July and October of each year, commencing on July 15, 2013

Optional Redemption:	The Series H Preferred Stock may be redeemed in whole, or in part, on or after July 15, 2018 at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series H Preferred Stock may be redeemed in whole, but not in part, prior to July 15, 2018 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Trade Date:	April 29, 2013

Settlement Date:	May 2, 2013 (T+3)

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:	$0.6525 per depositary share

Net Proceeds (before expenses) to Issuer:	$486,950,400 (assuming no exercise of over-allotment option)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange under the symbol “USB PrO”.

CUSIP:	902973 791

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, UBS Securities LLC at 1-877-827-6444, extension 561-3884, U.S. Bancorp Investments, Inc. at 1-877-558-2607 or Wells Fargo Securities, LLC at 1-800-326-5897.

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